Exhibit 99.1

Draganfly to Deploy Another 5 Medical Response Drone Systems into Ukraine

Los Angeles, CA. May 5, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will provide Revived Soldiers Ukraine (“RSU”) with five highly specialized Medical Response Drones using funds provided by DroneAid: Ukraine.

DroneAid: Ukraine is a non-profit North American campaign supporting RSU in its humanitarian aid operations by ensuring it has access to advanced unmanned aerial vehicles (“UAVs”) and crucial medical supplies and equipment.

DroneAid: Ukraine will help RSU acquire Draganfly’s Medical Response Drones, which are heavy-duty, multirotor UAVs capable of ensuring the timely delivery of temperature-sensitive medical supplies and life-saving equipment to dangerous and hard-to-reach areas.

Canadian business leader and philanthropist, Riaz Mamdani, is serving as the founding volunteer chair of DroneAid: Ukraine. As part of his commitment to the campaign and RSU, he donated a specialized set of Draganfly’s Medical Response Drones through his company Strategic Group.

“It is an honor to supply RSU with five specialized Medical Response Drones using funds raised through DroneAid: Ukraine,” Cameron Chell, CEO of Draganfly. “Across Ukraine, there is an urgent need for temperature-sensitive medical supplies and life-saving equipment. Our Medical Response Drones will help RSU safely provide aid to affected Ukrainians in dangerous and hard-to-reach areas.”

“My heart breaks at the devastation of Ukraine and desperation of its people,” said Riaz Mamdani, CEO of Strategic Group and Volunteer Chair of DroneAid: Ukraine. “The work of Mrs. Vashchuk Discipio and RSU, using Draganfly drones, gives hope and inspiration for a better tomorrow. When we learned that we could immediately save lives, we acted as fast as we could.”

“The people of Ukraine urgently need the world’s help,” said Iryna Vashchuk Discipio, President of RSU. “In addition to ambulances and cars, high-tech solutions like drones are crucial for saving lives. While we have acquired a small fleet, we need more as the crisis continues. Draganfly’s specialized drone systems will enable our crews on the ground to access hotspots and provide humanitarian aid. With the help of DroneAid: Ukraine and generous philanthropists like Riaz Mamdani, we are positioned to provide life-saving humanitarian aid.”

The latest order builds upon the initial request from Coldchain Delivery Systems, LLC for a combination of 10 North American-made Medical Response and Search and Rescue Drones for deployment with RSU. The total initial order size received by Draganfly (subject to conditions) is up to 200 units.

For more information on DroneAid: Ukraine, please head to www.droneaid.co.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Revived Soldiers Ukraine

Revived Soldiers Ukraine is a non-profit organization dedicated to providing aid to the people of Ukraine in support of their fundamental human rights and medical rehabilitation of Ukrainian soldiers.

With the help of committed supporters, the organization can continue to assist families and soldiers in Ukraine. We retain the right to use no more than 10% of the funds for operational costs.

For more information, visit: www.rsukraine.org/.

Media Contact:

info@rsukraine.org

About DroneAid: Ukraine

DroneAid: Ukraine is a North American non-profit campaign putting life-saving humanitarian drones and supplies on the ground and in the air in Ukraine right now. The organization supports Revived Soldiers Ukraine: a non-profit conducting humanitarian aid missions in the most devastated parts of that country.

Through creative partnerships, DroneAid is saving lives without risking lives.

For more information, please visit: www.droneaid.co.

Media Contact

Daorcey Le Bray

Email: dlebray@strategicgroup.ca

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the supply and effectiveness of the Company’s Medical Response Drones. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.